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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2003


                            AETERNA LABORATORIES INC.
              -----------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F / /       Form 40-F /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes / /             No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___


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                                 DOCUMENTS INDEX




Documents Description

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1.              Press Release dated June 18, 2003: AEterna Extends Successful
                Collaboration with Sereno on Cetrotide(R)

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                                     [LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                    AETERNA EXTENDS SUCCESSFUL COLLABORATION
                           WITH SERONO ON CETROTIDE(R)

             Cetrotide(R) developed by AEterna subsidiary, Zentaris

QUEBEC CITY, CANADA FRANKFURT AM MAIN, GERMANY, JUNE 18, 2003 -- AEterna Laboratories Inc. (NASDAQ: AELA, TSX: AEL) today announced the extension of the existing license agreement between its subsidiary Zentaris and Serono (Virt-X:
SEO, NYSE: SRA) for worldwide marketing rights, except in Japan, for Cetrotide(R), a novel compound used for IN VITRO fertilization. The amended agreement provides for Zentaris to receive a signature fee, as well as fixed annual payments until 2010 followed by royalties starting 2011. In addition, Zentaris will supply Serono with the finished product at a fixed price. In turn, Serono is granted a perpetual fully paid-up license upon expiry of the last relevant patent held by Zentaris.

"We are very pleased to extend our existing agreement with a leading company such as Serono. This very important partnership secures AEterna long-term guaranteed income", stated Gilles Gagnon, President and Chief Executive Officer of AEterna. "It also reflects the added value that our subsidiary Zentaris brings to the Company and represents a step forward in positioning AEterna as a global biopharmaceutical company".

Prof. Jurgen Engel, Chairman and Managing Director at Zentaris, as well as AEterna's Executive Vice President, Global Research and Development and Chief Operating Officer added, "The extension of the successful collaboration with Serono, a worldwide leader in reproductive health, is a major vote of confidence in our capacity to develop high quality pharmaceutical products".


ABOUT SERONO

Serono is a global biotechnology leader with six recombinant products on the worldwide market: Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was granted the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The company

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has 4,500 employees worldwide, operates in 45 countries, and its products are sold in over 100 countries.

Bearer shares of Serono S.A., the holding company, are traded on the virt-x
(SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


ABOUT CETROTIDE(R)

Cetrotide(R) is a peptide-based active substance which was developed by Zentaris in cooperation with Nobel prize winner Professor Andrew Schally, of Tulane University in New Orleans. The substance is an LHRH antagonist that blocks the LHRH receptors at the pituitary gland level. In contrast to treatment with LHRH agonists, LHRH antagonists permit dose-dependent hormone suppression which is of critical importance for the tolerability of the hormone therapy.

Cetrotide(R) is the first LHRH antagonist which was approved for therapeutic use as part of IN VITRO fertilization programs (controlled ovulation stimulation / assisted reproductive technologies) in Europe in 1999 and was launched on the market in the USA in 2001. Sales of Cetrotide(R) for 2002 amounted to US$18.4 million. Serono has the worldwide marketing rights for Cetrotide(R) for IN VITRO fertilization, except for Japan, where rights are owned by Shionogi along with Nippon Kayaku.


ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from the preclinical to marketing stage. AEterna's strategic worldwide partners include Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional S.A., Hainan Chang An Pharmaceutical Ltd., LG Life Sciences Ltd., Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd., Solvay Pharmaceuticals B.V., and Teikoku Hormone Mfg. Co., Ltd.

AEterna owns 100% of the Frankfurt-based biopharmaceutical company, Zentaris GmbH, having a strong expertise in the areas of endocrinology and oncology. AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemical products intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-

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looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


CANADA
MEDIA RELATIONS:                         INVESTOR RELATIONS:
Paul Burroughs                           Jacques Raymond
Tel.: (418) 652-8525 ext. 406            Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                    Cell.: (514) 703-5654
Fax: (418) 577-7671                      Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com       E-mail: jacques.raymond@aeterna.com

USA                                      EUROPE
THE INVESTOR RELATIONS GROUP             INVESTOR RELATIONS
Lisa Lindberg                            Matthias Seeber
Tel.: (212) 825-3210                     Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                      Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com               E-mail: matthias.seeber@zentaris.de

EUROPE
MEDIA RELATIONS:
Dr. Mathias Pietras
Tel.: 011 49 69 4 26 02 34 23
Fax: 011 49 69 4 26 02 34 44
E-mail: mathias.pietras@zentaris.de


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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AETERNA LABORATORIES INC.



Date:  June 18, 2003                      By: /s/Claude Vadboncoeur
--------------------                          ----------------------------------
                                              Claude Vadboncoeur
                                              Vice President, Legal Affairs and
                                              Corporate Secretary